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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13d-2(a)

                               (Amendment No.4)(1)


                        Main Street and Main Incorporated
                        ---------------------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)


                                  560345 30 8
                                 --------------
                                 (CUSIP Number)

             John F. Antioco, c/o Main Street and Main Incorporated
    5050 North 40th Street, Suite 200, Phoenix, Arizona 85018 (602) 852-9000
    ------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 21, 2000
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 10 Pages)

----------
     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

---------------------                                          -----------------
CUSIP NO. 560345 30 8                  13D                     Page 2 of 8 Pages
---------------------                                          -----------------


1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    John F. Antioco
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     4,311,193
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     -0-
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       4,311,193
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     -0-
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    4,311,193
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    29.8%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                          -----------------
CUSIP NO. 560345 30 8                  13D                     Page 3 of 8 Pages
---------------------                                          -----------------


1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    The Antioco Management LLC, an Arizona limited liability company
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     1,722,097
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     -0-
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       1,722,097
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     -0-
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,722,097
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    12.3%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    OO
    --------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                          -----------------
CUSIP NO. 560345 30 8                  13D                     Page 4 of 8 Pages
---------------------                                          -----------------


1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Antioco Limited Partnership, an Arizona limited partnership
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     1,722,097
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     -0-
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       1,722,097
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     -0-
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,722,097
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    12.3%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    P
    --------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                          -----------------
CUSIP NO. 560345 30 8                  13D                     Page 5 of 8 Pages
---------------------                                          -----------------


ITEM 1. SECURITY AND ISSUER

     This Amendment No. 4 to Schedule 13D amends and supplements the Schedule 13D of August 5, 1996, as amended on December 3, 1996, February 19, 1997, and April 12, 2000, as filed by John F. Antioco relating to shares of common stock (the "Common Stock") of Main Street and Main Incorporated, a Delaware corporation (the "Issuer"), with principal executive offices located at 5050 North 40th Street, Suite 200, Phoenix, Arizona 85018.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Item 3 of the Schedule 13D is hereby amended to add the following:

     On September 21, 2000, John F. Antioco ("Antioco") used personal funds totaling $2,199,240.50 to purchase an aggregate of 925,996 shares of Common Stock in connection with a rights offering conducted by the Issuer (the "Rights Offering"). On September 21, 2000, Antioco Limited Partnership, an Arizona limited partnership (the "Partnership") also used funds owned by the Partnership totaling $1,714,980.30 to purchase an aggregate of 722,097 shares of Common Stock in connection with the Rights Offering.

ITEM 4. PURPOSE OF TRANSACTION

     Item 4(a) of the Schedule 13D is hereby amended to add the following.

     The sole purpose of the acquisitions by Antioco and the Partnership on September 21, 2000, as described herein, was and is for investment. Antioco is the Chairman of the Board of the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:

     (a) The aggregate number of shares of Common Stock beneficially owned by Antioco as of September 21, 2000 is 4,311,193 shares, which represents 29.8% of the total Common Stock outstanding. This number includes (1) 2,171,596 shares of Common Stock, (2) an aggregate of 417,500 shares of Common Stock issuable upon exercise of currently exercisable options held by Antioco, and (3) 1,722,097 shares of Common Stock held by the Partnership. Antioco is the sole managing member of The Antioco Management LLC, an Arizona limited liability company (the "LLC"), which is the sole general partner of the Partnership. A trust for the benefit of the descendants of Mr. Antioco and his spouse is the sole limited partner of the Partnership. As managing member of the LLC, Antioco has sole power to vote and sole power to dispose of the shares of Common Stock held by the Partnership. Antioco therefore is deemed to have beneficial ownership of the shares of Common Stock held by the Partnership. Antioco disclaims beneficial ownership of the shares of Common Stock held by the Partnership, except to the extent that his individual interest in such shares arises from his interest in the Partnership, and this report shall not be deemed to be an admission that Antioco is the beneficial owner of shares held by the Partnership for purposes of Section 13 or for any other purpose.

---------------------                                          -----------------
CUSIP NO. 560345 30 8                  13D                     Page 6 of 8 Pages
---------------------                                          -----------------


          As general partner of the Partnership, the LLC beneficially owns 1,722,097 shares of Common Stock as of September 21, 2000, which represents 12.3% of the total Common Stock outstanding.

          The Partnership beneficially owns 1,722,097 shares of Common Stock as of September 21, 2000, which represents 12.3% of the total Common Stock outstanding.

          The calculation of the percent of ownership is based upon 14,041,621 shares of Common Stock outstanding at October 9, 2000. In calculating the percentage of ownership, all shares of Common Stock that Antioco had the right to acquire within 60 days of September 21, 2000 upon exercise of options are deemed to be outstanding for the purpose of computing the percentage of the shares of Common Stock owned by Antioco.

     (b)  The  following  information  applies  to  Antioco,  the  LLC,  and the
          Partnership:

                      Aggregate
                  Beneficially Owned             Voting Power           Dispositive Power
                ----------------------     ---------------------     ----------------------
                  Number       Percent        Sole        Shared         Sole        Shared
                  ------       -------        ----        ------         ----        ------
Antioco         4,311,193(1)    29.8%      4,311,193(1)     0        4,311,193(1)       0
LLC             1,722,097       12.3%      1,722,097        0        1,722,097          0
Partnership     1,722,097       12.3%      1,722,097        0        1,722,097          0

----------
(1) Represents (a) 2,171,596 shares of Common Stock, (b) 417,500 shares issuable upon exercise of options, and (c) 1,722,097 shares held by the Partnership.

     (c) Antioco effected the following transactions in the Common Stock within 60 days of September 21, 2000.

      Date          Type of Transaction        Number of Shares  Price Per Share
      ----          -------------------        ----------------  ---------------
September 21, 2000  Purchase of shares of          925,996            $2.375
                    Common Stock in connection
                    with the Rights Offering

          The Partnership effected the following transactions in the Common Stock within 60 days of September 21, 2000.

      Date          Type of Transaction        Number of Shares  Price Per Share
      ----          -------------------        ----------------  ---------------
September 21, 2000  Purchase of shares of          722,097            $2.375
                    Common Stock in connection
                    with the Rights Offering

---------------------                                          -----------------
CUSIP NO. 560345 30 8                  13D                     Page 7 of 8 Pages
---------------------                                          -----------------


     (d) The sole limited partner of the Partnership is the J&L Antioco Irrevocable Trust (the "Trust"). The beneficiaries of the Trust are any one or more of the descendants of Antioco and his spouse. As a result, such persons may have the right to receive the proceeds of dividends received by the Partnership or proceeds from the sale of shares of Common Stock held by the Partnership.

     (e)  Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     Exhibit 7(1) Joint Filing Agreement dated September 21, 2000,  between John
F. Antioco, The Antioco Management LLC, and Antioco Limited Partnership.

---------------------                                          -----------------
CUSIP NO. 560345 30 8                  13D                     Page 8 of 8 Pages
---------------------                                          -----------------


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


November 10, 2000                /s/John F. Antioco
-----------------                -----------------------------------------------
   (Date)                        John F. Antioco


November 10, 2000                The Antioco Management LLC
-----------------
   (Date)
                                 /s/John F. Antioco
                                 -----------------------------------------------
                                 By:  John F. Antioco
                                 Its: Managing Member



November 10, 2000                Antioco Limited Partnership
-----------------                By: The Antioco Management LLC, General Partner
   (Date)

                                 /s/John F. Antioco
                                 -----------------------------------------------
                                 By:  John F. Antioco
                                 Its: Managing Member


     ATTENTION: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).